Exhibit 21.1
Sempra Energy
Schedule of Certain Subsidiaries
at December 31, 2019

Subsidiary	State of Incorporation or Other Jurisdiction
San Diego Gas & Electric Company	California
Sempra Texas Intermediate Holding Company LLC	Delaware
Southern California Gas Company	California